Exhibit 99.(a)(50)

COMPETITION TRIBUNAL
REPUBLIC OF SOUTH AFRICA

Case No.: 86/FN/Oct04

In the matter between:

Gold Fields Limited	Applicant

and

Harmony Gold Mining Company Limited	1st Respondent

MMC Norilsk Nickel	2nd Respondent

The Competition Commission	3rd Respondent

Reasons and Order

Introduction

1.	Harmony Gold Mining Company Limited (“Harmony”), the first respondent, has launched a public take-over bid for a rival mining house, Gold Fields Limited (“Gold Fields”), the applicant. The bid is made in two stages. The first stage, styled the ‘early settlement offer’, is not made subject to regulatory approval, while the second stage, called the ‘subsequent offer’, is. Gold Fields seeks to interdict the early settlement offer, as it alleges that it amounts to the unlawful implementation of a merger.

2.	The second respondent MMC Norilsk Nickel (“Norilsk”) features as a respondent, and the subject of certain of the relief, as it is alleged, by virtue of certain understandings that have been reached between the two firms, to be a party to Harmony’s scheme to effect control in the early settlement phase.

3.	No relief is sought against the third respondent the Competition Commission (“the Commission”), which is cited as a respondent because of its interest in the outcome of the matter. The Commission did not oppose the application, but provided heads of argument and oral submissions through counsel addressing the legal issues in dispute.

4.	The application raises a number of complex legal, questions, including whether the Tribunal has any power to apprehend an unlawful merger, and if it does, what those powers are, at whose instance they may be invoked and when. In addition it raises legal questions about when there has been an acquisition of control.

5.	We have decided to deny the applicant relief for the reasons that follow. As is apparent from our decision, because we have decided that the early settlement offer does not effect a change in control, it is unnecessary to resolve definitively certain of the legal questions outlined above.

BACKGROUND

6.	The events giving rise to this application commenced in March 2004 when Gold Fields was informed that Anglo American had sold its 20,03% shareholding in Gold Fields to Norimet Limited a wholly owned subsidiary of Norilsk (for convenience in this application we will refer to Norilsk as the relevant party). At the date of this application Norilsk still holds this number of shares making it the single largest shareholder in Gold Fields.

7.	On the 11 August 2004 Gold Fields announced that is entered into an agreement with a Canadian mining company, IAMGold.

8.	In terms of the IAMGold arrangement, Gold Fields and IAMGold had agreed on the pooling of Gold Fields assets located outside of SADC with the assets of IAMGold. In consideration for the purchase of these assets IAMGold will issue shares to Gold Fields, resulting in Gold Fields owning about 70% of IAMGold. According to Gold Fields if the transaction it proposes succeeds, IAMGold will be renamed Gold Fields International and will be the 7th largest gold mining company in the world. It appears that Norilsk, Gold Fields largest shareholder, was caught unawares by this announcement.

9.	The Gold Fields’ board is now required to put the IAMGold arrangement to its shareholders for approval by a simple majority. It intends to do so at a shareholders meeting planned for 7 December 2004. Gold Fields argues that the purpose of this arrangement is to create a company with better access to international capital markets.[1] However Norilsk holds that the proposal will result in a significant diminution of value for shareholders as a whole.[2] Norilsk conveyed its concerns about the IAMGold proposal to Gold Fields management, but to no avail. It has accordingly announced that it will cast its votes against the IAMGold transaction.

[1]	See record page 25.
[2]	See record page 1120.

10.	Then on the 16th of October Harmony approached the Gold Fields’ board of directors with a proposal for a merger between Harmony and Gold Fields, in terms of which Harmony proposed to acquire the entire issued share capital of Gold Fields in exchange for the issue to Gold Fields shareholders of new shares in Harmony.[3] Harmony also informed Gold Fields that it had received an irrevocable undertaking from Norilsk to accept the offer.

11.	The Gold Fields’ board responded by saying that the proposal was insufficiently detailed for its consideration and indicated that if a more detailed one was forthcoming, it would be better placed to consider it.[4]

12.	Harmony did not revert to the Gold Fields board, but instead on 18 October made a public announcement of its bid for Gold Fields. A circular was issued on the same date.[5] In addition because some 18.7% of Gold Fields shares are represented by what are termed ADS’s (American Depository shares) a registration statement had to be issued in terms of the United States Securities Act.[6]

13.	The Harmony offer is long and complicated, but only certain features are pertinent to this application.

14.	Although Harmony has clearly stated that it intends offering to purchase all of Gold Fields securities it is doing so in terms of two separate offers.

15.	The first offer Harmony has called the early settlement offer. In terms of this first stage Harmony offers to acquire up to 34,9% of the share capital in Gold Fields. Harmony will not acquire any more shares than this in the first stage and if more are tendered a pro-rating mechanism will be used to scale back the shares accepted to this number.

16.	The only conditions attached to this early settlement offer are that certain resolutions are passed at a Harmony general meeting and are registered.[7]

17.	The early settlement offer was open for acceptance from 20 October 2004 and will close for acceptance on 26 November 2004. (Harmony has apparently undertaken to Gold Fields, in return for extending filing dates in this application, not to accept any shares tendered until that date.)[8]

[3]	Harmony is offering 1.275 of its shares for each Gold Fields share.
[4]	See record page 28.
[5]	See annexure NJH3, page 83 of the record.
[6]	See annexure NHJ11, page 462 of the record.
[7]	At the time of writing these resolutions appear have been passed.
[8]	This was an agreement reached at a pre-hearing conference held on 28 October 2004. Gold Fields had initially wanted the application to be heard on the 4th November. As a result of this agreement the hearing was set down for the 12th November.

18.	For present purposes, the most significant feature of the early settlement offer is that Harmony has not made the offer subject to the approval of the competition authorities. Gold Fields’ application rests on this omission.

19.	The early settlement offer is to be followed by stage two, described in the Harmony circular as the ‘subsequent offer’. The subsequent offer commences a day after the consideration is settled in respect of the early settlement offer, which according to the circular is on, at the earliest, the 29th of November, but no later than the 3rd of December.[9]

20.	The subsequent offer, which is open for acceptance until 4 February 2005, is subject to a number of conditions. Those relevant for our purposes are:

•	That Harmony receives valid acceptances for over 50% of Gold Fields’ entire issued share capital;

•	The proposed IAMGold transaction not being implemented for whatever reason, including Gold Fields shareholders not approving that transaction at the general meeting on the 7th December 2004;

•	The merger being approved by the relevant regulatory authorities including the Competition authorities.

21.	Observe that in terms of the subsequent offer notification to the competition authorities is mooted in contrast to the early settlement offer.

22.	What is crucial to an appreciation of what is going on here, and why the relief sought, which we set out below, is thus framed, is the relationship of dates for acceptance and voting. In short what we are dealing with is a battle by each side to hold a bridgehead at the general meeting on the 7th December and that bridgehead is composed not of mortar or metal, but shares.

23.	Harmony’ s early acceptance offer, albeit styled as an early offer to shareholders to realise value, is no more than an attempt to vote down the IAMGold transaction on 7th December. Harmony has been transparent about the fact that this is the way it intends to vote at the meeting.

24.	The early settlement offer is thus timed to ensure that Harmony has these acceptances in its pockets at the relevant time. It is common cause that if Harmony receives its full quota of acceptances that, together with the Norilsk undertaking to vote its shares against the

[9]	See page 129 of the record.

IAMGold transaction, 54,93 % of the shares will be available to vote down the IAMGold transaction.

25.	The relief sought, which is aimed only at the early settlement transaction, is designed to prevent both Harmony and Norilsk voting against the IAMGold proposal on the 7th. Acceptance of the IAMGold transaction will defeat the entire Harmony bid.

26.	Gold Fields seeks to invoke the Competition Act as its ally in the war. It seeks to persuade us that the early settlement offer amounts to an acquisition of control of Gold Fields, which control, it argues, will be implemented at the general meeting on the 7th in contravention of section 13A of the Competition Act. We are asked to interdict this implementation on the grounds that the change in control has not been approved by the relevant competition authorities.

27.	Section 13 A states that:

(1)	A party to an intermediate or a large merger must notify the Competition Commission of that merger in the prescribed manner and form.

(2)	.....

(3)	The parties to an intermediate or large merger may not implement that merger until it has been approved, with or without conditions, by the Competition Commission in terms of section 14(1)(b), the Competition Tribunal in terms of section 16(2) or the Competition Appeal Court in terms of section 17.

LEGAL ISSUES

28.	Gold Fields advances three theories as to why Harmony will acquire control of it pursuant to the early settlement offer. Its main submission is that the early settlement offer is not severable from the subsequent offer and, hence, that one is dealing with a single offer to acquire control.

29.	In the alternative, Gold Fields contends that if the early settlement offer is severable it should still amount to an acquisition of control because, with 34,9% of the votes, Harmony is able to control the majority of the votes at an annual general meeting and hence this amounts to control by virtue of section 12(2)(b) of the Act or section 12(2)(g).

30.	Thirdly, Gold Fields contends that the irrevocable undertaking it has from Norilsk gives Harmony the ability to jointly control Gold Fields together with Norilsk. Again this would amount to control in terms of sections 12(2)(b) and 12(2)(c).

31.	We quote the relevant sections of the Act relied upon here:

Section 12(1)(a)

For purposes of this Act, a merger occurs when one or more firms directly or indirectly acquire or establish direct or indirect control over the whole or part of the business of another firm.

Section 12(2)

A person controls a firm if that person-

(a)	beneficially owns more than one half of the issued share capital of the firm;

(b)	is entitled to vote a majority of the votes that may be cast at a general meeting of the firm, or has the ability to control the voting of a majority of those votes, either directly or through a controlled entity of that person;

(c)	is able to appoint or to veto the appointment of a majority of the directors of the firm;

(d)	......

(e)	......

(f)	.......

(g)	Has the ability to materially influence the policy of the firm in a manner comparable to a person who, in ordinary commercial practice, can exercise an element of control referred to in paragraphs (a) to (f).

32.	In order to frustrate Harmony’s allegedly unlawful purpose Gold Fields has approached us with an application for relief that in its totality is intended to interdict this scheme from being implemented.

33.	It is appropriate now to consider the relief sought by Gold Fields.

PART A

The applicant intends to make an application for an order in the following terms:

1.	The applicant is hereby granted leave to bring Part A of this application as a matter of urgency, and any non-compliance by the applicant with the forms, time periods and service provided for in the Rules for the Conduct of proceedings in the Competition Tribunal is hereby condoned.

2.	Pending the final determination of the application set out in Part C below, a temporary order in the following terms:

2.1 The first respondent (hereinafter referred to as the “first respondent” or “Harmony”) shall be and is hereby interdicted and restrained from implementing a proposed transaction published by the first respondent on the Stock Exchange News Service (“SENS”) on 18 October 2004 (the “announcement”), including but not limited to the taking of any steps designed to achieve the implementation of, inter alia, that portion of the transaction set out therein described as the “early settlement offer” (hereinafter referred to as the “early settlement offer” or the “transaction”).

2.2. The first respondent shall be and is hereby interdicted and restrained from accepting the tender to it of any Gold Field shares or otherwise taking transfer of such shares in the share capital of the applicant as it may have accepted pursuant to the early settlement offer or otherwise.

2.3 The first respondent shall be and is hereby interdicted and restrained from voting, or otherwise exercising any rights attached to, any shares in the share capital of the applicant which it may have acquired pursuant to the early settlement offer or otherwise.

2.4 The second respondent (hereinafter referred to as the “second respondent” or “Norilsk”) shall be and is hereby interdicted and restrained from voting, or otherwise exercising any rights attached to, any shares in the share capital of the applicant which it may hold, insofar as such votes are exercised in respect of or in connection with or such other rights pertain to any aspect of the transaction proposed to be implemented between the applicant and IAMGold Corporation Inc, a company registered and incorporated in accordance with the laws of Canada (“IAMGold”), the details of which were notified to shareholders of the applicant on 11 August 2004 (the “IAMGold transaction”).

3.	The cost of this part A of the application be costs in part C, the main application.

4.	Granting the applicant such further and/or alternative relief as this Honourable Tribunal deems fit.

PART B

The applicants intends to make application for an order in the following terms:

5.	The applicant is hereby granted leave to bring Part B of this application as a matter of urgency, and any non-compliance by the applicant with the forms, time periods and service provided for in the Rules for the Conduct of Proceedings in the Competition Tribunal is hereby condoned.

6.	That service of this Notice of Motion be effected on:

6.1 Each of the shareholders of the applicant as reflected in the applicant’s register of members; and

6.2 Those persons named by the Central Securities Depositary Participants (“CSDPs”) administering the sub-registers of the applicant being the beneficial holders of shares in the applicant, as reflected in the records of the CSDPs, (collectively the “applicant’s shareholders”) by publication of this order and the Notice of Motion, within 7 (seven) days of the date of this order, in each of the Business Day, the Government Gazette, the Sunday Times, Rapport and Die Beeld.

7.	That a copy of this Notice of Motion and the applicant’s founding affidavit (together with the annexures thereto) shall be available, during normal business hours, prior to the hearing of the above Honourable Tribunal for the application in Part C hereof at the offices of the applicant’s legal advisers, Edward Nathan and Friedland (Pty) Ltd (at the address reflected in Part A of this Notice of Motion). Further that, if requested, copies of such documents may be obtained, free of charge, on request, from the above named address.

8.	That a subpoena, in terms of the draft subpoena attached to the founding affidavit to this Notice of Motion be issued.

9.	That the costs of this Part B be costs in the cause of the application for the relief set out in Part C of this Notice of Motion.

10.	Granting the applicant further and/or alternative relief.

PART C

The applicant intends to make an application for an order in the following terms:

11.	The acceptance by and transfer of any shares in the share capital of Gold Fields (whether pursuant to the early settlement offer or otherwise) to and/or the exercise of any voting rights attaching to such Gold Fields’ shares by Harmony prior to the approval by the competition authorities of the acquisition of 100% of the issued share capital of Gold Fields constitutes implementation of a notifiable merger prior to the approval thereof by the Competition Authorities and, as such, is prohibited by the terms of the Competition Act (No 89 of 1998), as amended (“the Act”).

12.	Alternatively, the early settlement offer (as described in the announcement (which is attached to the applicant’s founding affidavit marked NH1)) constitutes a larger merger, which is required to be notified to the Competition Commission in terms of the Act.

13.	The first respondent, alternatively the first and second respondents jointly, are directed to notify the transaction to the third respondent as a large merger, in accordance with the requirements of the Act.

14.	Pending the final approval, if any, of the acquisition by Harmony of all of the shares in the share capital of Gold Fields or some of the shares in Gold Fields pursuant to the early settlement offer (with or without conditions) by the Competition Tribunal or the Competition Appeal Court in terms of the Act:

14.1 The first respondent (hereinafter referred to as the “first respondent” or “Harmony”) shall be and is hereby interdicted and restrained from implementing a proposed transaction published by the first respondent on the Stock Exchange News Service (“SENS”) on 18 October 2004 (“the announcement”), including but not limited to any steps designed to the implementation of, inter alia, that portion of the transaction set out therein described as “the early settlement offer” (hereinafter referred to as “the early settlement offer” or the “transaction”).

14.2 The first respondent shall be and is hereby interdicted and restrained from accepting the tender to it of any Gold Fields shares or otherwise taking transfer of such shares in the share capital of the applicants it may have accepted to the early settlement offer or otherwise.

14.3 The first respondent shall be and is hereby interdicted and restrained from voting, or otherwise exercising any rights attached to, any shares in the share capital of the applicant which it may have acquired pursuant to the early settlement offer or otherwise.

14.4 The second respondent (hereinafter referred to as the “second respondent” or “Norilsk”) shall be and is hereby interdicted and restrained from voting, or otherwise exercising any rights attached to, any shares in the share capital of the applicant which it may hold, insofar as such votes are exercised in respect of or in connection with or such other rights pertain to any aspect of the transaction proposed to be implemented between the applicant and IAMGold Corporation Inc, a company registered and incorporated in accordance with the laws of Canada (“IAMGold”), the details of which were notified to shareholders of the applicant on 11 August 2004 (the IAMGold transaction”).

15.	The cost of this application, including the costs of the application set out in Parts A and B above, shall be paid jointly and severally by the first respondent, and by such other respondents as oppose this application, the one paying the others to be absolved.

16.	Granting the applicant such further and/or alternative relief as this Honourable Tribunal deems fit.

34.	The Notice of Motion is thus composed of prayers for interim relief, Part A, prayers of a procedural nature ancillary to the interim relief, Part B, and prayers for final relief, Part C.

35.	When the matter was heard on 12 November, Mr Van der Nest who appeared for Gold Fields, advised us that he conceded that the relief sought against Norilsk, although in Part A, was final in nature. He also advised us that Gold Fields no longer sought the issue of the subpoenas in respect of Mr Swanepoel and Mr Rozhetskin.[10] As far as the remaining relief in Part B was concerned, that is, that relating to the substituted service on Gold Fields’ shareholders, he advised that if the Tribunal did not consider their joinder necessary, this too could fall away. Mr Van der Nest conceded that, if we were so inclined, we could consider the application for final relief in Part C now.

IN LIMINE ISSUES

36.	The relief sought by Gold Fields is, to put it mildly, ambitious. We say this given the legal uncertainty pertaining to whether the Tribunal possesses any form of interdictory power over mergers. It is common cause that, in contrast with restrictive practices, no express power of interdict is conferred on the Tribunal with regard to mergers. Hence in order to assume such power it would have to be understood as an implied power. Reliance for the existence of an implied power is placed on the language of section 27(1)(d) of the Act, which states:

27(1)	The Competition Tribunal may —

(d)	make any ruling or order necessary or incidental to the performance of its functions in terms of this Act.

[10]	Mr Swanepoel is the Chief Executive officer of Harmony and Mr Rozethiskin is the deputy chairman of Norilsk. It appears from the papers that the two had held meetings prior to the launch of the Harmony bid.

37.	Both Harmony and Norilsk argued strenuously against interpreting such an implied power. The Commission argued that an implied power existed but that its ambit is constrained by the language of ‘necessary and incidental to’ which the legislature has inserted in that subsection.

38.	Both the Commission and Gold Fields pointed to important policy reasons why some power of interdict should be inferred — it would, they argued, be necessary in order to prevent serious and possibly irremediable abuse of the pre-merger notification system contained in the Act. Given the apparent inability of the High Court to issue such an interdict, this would mean that, absent such an implied power being conferred on the Tribunal, there was a fatal lacuna in the Act.[11]

39.	We do not, however, have to decide this issue. We will rather assume in this decision in the applicants favour, without deciding it, that we have the power to issue some form of interdictory relief and that purely for the purpose of this decision that we can follow the common law standards for interdictory relief. This again was how the applicant argued the matter and how their opponents argued their defence, assuming we were not with them on the nature of our powers.

40.	This leaves us with following issues to decide. Firstly, we must determine whether the relief sought in Part A is of an interim or final nature. Recall that the applicant has argued that at this stage we need to decide only the relief in Part A, as it is of an interim nature, and that the final relief Part C, can be decided at a later date, although it is by no means clear when this would be. Thus, if the applicant is correct on this point, we need not now trouble ourselves with Part C. Secondly, the determination is relevant to the standard of proof we require. We will call this part of the decision the decision as to the standard.

41.	The legal propositions in this respect are not controversial and not contested by the parties. Relief is regarded as interim if a subsequent order, which may reverse the first order, can undo its consequences. If not, the relief is final in effect.

42.	If the relief is final in effect it is not sufficient for the applicant to make out a prima facie case, it must establish its right on a balance of probabilities.[12]

43.	Once the nature of the standard has been determined, the second part of the decision relates to whether it has on the merits been established. We will refer to this as the decision on the merits. The relevance of this is that the standard of proof required for the granting of an interim interdict is lower than that for a final interdict. It is thus possible that, on

[11]	Seagram Africa (Pty) Ltd v Stellenbosch Farmers’ Winery Group Ltd & Others 2001 (2) (SA 1129)(CC).

[12]	See Prest: “The Law and practice of Interdicts,” Juta 1996, page 60.

a given set of facts, a court might grant interim relief but might ultimately decline to make that order final.

44.	We must also follow the approach that the courts take to resolving factual disputes in applications generally. On this approach, the applicant can only succeed on the basis of facts that are not contested by the respondents or on facts that are advanced by the respondents.[13]

THE STANDARD

45.	The only relief sought of an interim nature is that contained in Part A. Gold Fields, as we stated earlier, has conceded that the relief in part A sought against Norilsk is of a final nature, as Norilsk would, if the relief was granted, not be able to vote its shares against the IAMGold resolution at the Gold Fields’ meeting on the 7th December.

46.	Harmony has argued that the relief sought against it in Part A is also final in nature. Recall that this relief amounts to interdicting Harmony from 1) implementing the early settlement offer, 2) accepting shares pursuant to that offer and 3) voting shares acquired pursuant to the offer.

47.	We agree with this and find difficulty in understanding why any distinction should be made in this regard between Harmony and Norilsk. Given that the relief has been designed in such a way that there is no certainty that Part C would ever be heard at some date prior to the 7th December, indeed it is probable that it would not, the relief in respect of the early settlement offer is final.[14] Firstly, the offer remains only open for acceptance until 26 November, and secondly, the offer is all about getting enough shares to defeat the IAMGold resolution, one of the conditions on which the Harmony offer is predicated.[15] A defeat on this resolution means the end of the Harmony bid.[16] This makes the relief in Part A final as well in respect of Harmony, as it is not something that can be reversed.

48.	We therefore conclude that the relief, despite its guise is final in nature.

[13]	See Plascon Evans Paints Limited v Van Riebeck Paints (Pty) Ltd 1984 (3) SA 623 (A).

[14]	The Notice of Motion makes no provision for this in respect of Part C despite the tight deadlines for the adjudication of Part A.

[15]	This, despite the claims of Harmony in its circular, that the purpose of the early settlement is to allow all Gold Fields’ shareholders the benefit of enjoying the full premium inherent within the offers within as short a time as possible. Hence, it says, the early settlement offer, in order to be offered to US shareholders, needed to be part of an unconditional offer in order to comply with US law. See record page 121.

[16]	Recall that one of the conditions for the subsequent bid is the defeat of this resolution.

THE MERITS

49.	Having found that the relief is final in nature the standard to be applied to the interdict is that for a final interdict, a standard, as we observed earlier, more exacting than for an interim interdict.

50.	The requirements for a final interdict are well known, they are:

1)	a clear right;

2)	an injury actually committed or reasonably apprehended;

3)	the absence of similar protection by any other ordinary remedy.[17]

51.	We will not need to go into all of the requirements here as we find that the applicant fails to make the case for the first requirement, namely the existence of a clear right.

52.	There was some dispute as to what this clear right would be in the case of interdicting a merger. Was there indeed a right not to have a merger implemented in contravention of the Act, and, if so, to whom does this right accrue, and exactly when.

53.	Again we will eschew any determination of these points, and assume, without deciding it to be correct, that the applicant, as the putative target firm, has a right to interdict the implementation of a merger, prior to it being approved in terms of the Act.

54.	This right is only enforceable if the acts of implementation apprehended are preceded by an acquisition of control. If not, then we have no merger as defined in the Act and, hence, no unlawful implementation.

55.	As already indicated, Gold Fields has three theories as to why the early settlement constitutes a merger.

1)	Single transaction

56.	Gold Fields argues that the early settlement offer and the subsequent offer are part of a single transaction to acquire 100% of Gold Fields. It argues that once Harmony has embarked on a strategy to acquire the whole of Gold Fields it cannot parcel off parts of that grand scheme and declare that they are discrete and separate. The argument is that merger control is not about a series of discrete legal transactions, but about a course of conduct to achieve control over a business.

57.	Gold Fields also argues that the separation of the offers is transparently contrived and artificial. It places much reliance on the

[17]	Setlogela v Setlogela 1914 AD 221 at 227

language of the offers in the circulars to shareholders, which in some passages appear to conflate the two offers as part of a single scheme.

58.	Gold Fields also relies on the fact that the surrender form for the early settlement offer permits shareholders the election to surrender their shares in respect of the subsequent offer at the same time.

59.	The form states:

“If no election is made by marking the particular block above, the certified shareholder will be deemed to have elected to tender the Gold Fields shares which have not been settled under the early settlement offer for acceptance under the subsequent offer.”[18]

60.	Gold Fields contentions thus relate, in the first place, to the acquirers’ intentions and, secondly, to the mechanics of the offer.

61.	We will accept for Gold Fields’ benefit that a single merger may be composed of series of legal transactions and that for the purpose of merger control we must elevate substance over form.[19]

62.	Whilst intention may have some evidential value in deciding whether a transaction is a merger it is by no means decisive of the issue. A good many buyers of shares may have ambitions to control a firm one day and if all purchases were to be notified as mergers once they have assumed this intent, any number of people would be jamming the highways to Pretoria to notify mergers to the Commission. Intent in the ‘air’ does not suffice.

63.	Whilst Gold Fields’ case is perhaps stronger on the mechanics of the transaction inasmuch as the offer documentation purports to facilitate a smooth passage from the early settlement offer to the final offer, we nevertheless find that the chain between the transactions is broken for several reasons and that, accordingly, control is not effected at this, the first stage. Even if Harmony receives all of its acceptances at the first stage it does not follow that the second stage is inevitable. Whilst the second offer is automatic, acceptance of it is not, and many things may happen between now and then, including the possibility of movement in both share prices which might lead to arbitrage selling by holders or opportunistic squeezes for a better offer.

64.	This, as Mr Unterhalter for Harmony points out, is the risk his client has assumed. There is a distinct possibility that the second offer will not be accepted in sufficient number and, if this does happen, Harmony will sit with a large tranche of Gold Fields shares but no influence. Indeed, the irony may be that it gains some shares, but not enough to defeat the

[18]	See record page 160.

[19]	Crown Gold Recoveries (Pty) Ltd and Khumo Bathong Holdings (Pty) Ltd, Tribunal Case No: 31/LM/May02.

IAMGold resolution, and so sits with shares in the newly constituted Gold Fields it has thus far so disparaged.

65.	Even if we accept that the surrender form has a default weighted in favour of acceptance of both offers, it still offers shareholders the choice of an election and, as long as there is choice, there is contingency, and, hence, no seamless slide of one offer into the other.

66.	We find therefore that on a balance of probabilities it has not been established that the two offers form part of a single offer to acquire control.

2)	Single control

67.	That being the case, does the early settlement offer on its own amount to a change in control? Here Gold Fields commences by arguing that if Harmony achieves its design of 34,9 % of acceptances, it will, given the company’s spread of shareholding, amount to an acquisition of sufficient votes to control a general meeting.

68.	It is common cause that one company may control another despite the fact that it owns less than half of its voting shares. Typically, in widely held public companies, shareholder dispersal or apathy is such that by no means 100 % of the shareholders vote. But this is a question of fact in each case. Although Gold Fields presented us with many cases from as many jurisdictions where courts or tribunals had found control existed at low thresholds they are not particularly instructive for our Act, where there are no presumptive thresholds and where each case must be judged on its own facts.

69.	What are the facts here? We have been presented with the general meeting voting attendances over the past six years. Gold Fields argues that, over the past six years, judging by attendances at its general meetings, a shareholder with 34,9% would be able to control a majority at a general meeting. This is because over this period attendance at meetings, although subject to fluctuation, was on average 63%. Harmony, however, points out that this is an average over six years and that for the last three years the average attendance goes up to 78,4%. At this percentage a holder of 34,9% would not command a numerical majority. Harmony further argues that there is a European practice that one should give greater weight to more recent general meetings as they give a more accurate picture of shareholder concentration and participation.[20]

70.	Harmony also relies on two separate statements by Gold Fields’ CEO, Mr Cockerill, in which he appears to concede that 34,9% does not

[20]	The highest recent attendance of Gold Fields shareholders at a shareholder#s meeting was in 2002 when 91.56% attended. See page 48 of the record.

amount to control. In one statement he is alleged to have made on 19 October in a conference call he said:

“You don’t have to get Competition Board approval to get a 34,9 per cent as stand alone"[21]

71.	Later in November he stated, concerning the early settlement offer, that a 34,9% shareholder was:

“not big enough to exercise any influence, but its still large enough to become a bit of a nuisance.”[22]

72.	This is not sufficiently sound evidence to found a case for the achievement of sole control at a 34,9% holding. As Mr Unterhalter points out, Gold Fields is in the best position to know when someone can control it yet it has no better evidence for its proposition than reliance on dated statistics of its general meetings.

73.	We find that it has not been established that Harmony will, on its own, control Gold Fields if it achieves even a 34,9 % shareholding.

3)	Joint control

74.	The final theory posited by Gold Fields is that there will be an assumption of joint control as a result of the relationship between Gold Fields and Norilsk.

75.	To understand this argument we must first relate some additional factual issues, which we have omitted thus far.

76.	At some time after Gold Fields had made its IAMGold proposal public, on 24 August 2004, Harmony and Norilsk were brought together at the behest of merchant bankers.

77.	Harmony states that it has, since last year, been considering a large investment and it had requested merchant bankers to look for opportunities. Norilsk, it appears, was known to be disaffected by the IAMgold announcement and was licking its wounds. Merchant bankers HSBC and Investec put the two parties in touch. Their first meeting was on 6 September 2004, and they subsequently reached agreement over Harmony’s bid.[23] This agreement has been confined to a document in the form of an irrevocable undertaking. The material terms of this undertaking, which are public and have been disclosed to shareholders of Gold Fields, in the circulars are:

[21]	Record page 708 paragraph 114.

[22]	Record page 708 paragraph 115.

[23]	Norilsk, both parties claim, was invited to the meeting by HSBC, its advisor, although it was not told what subject of the meeting was and who would be meeting with its representative Mr Rozhetskin, the deputy chairman of Norilsk (see record page 1121 and page 680).

1)	Norilsk undertakes not to dispose of or encumber its Gold Fields shares;

2)	Norilsk undertakes to vote its 20,03% against the IAMGold resolution at the 7th December meeting;

3)	Norilsk undertakes not to accept the early settlement offer;

4)	Norilsk undertakes not to accept Harmony’s subsequent offer. (There is a proviso to this that if Norilsk receives an offer that is 15% better than the Harmony offer it will be entitled to accept it after giving it a first right to make a better offer. There is also what is termed a ‘material adverse change clause’, which will allow Norilsk to resile if there is a material change in Harmony’s business.)

78.	Gold Fields argues that by aggregating Norilsk’s 20,03% and Harmony’s 34,9%, the two will control 54,93 % of the shares at the general meeting on the 7th and thus be able to vote down the IAMGold transaction. This majority would also give them the majority to control a general meeting and to appoint the majority of the board of directors.

79.	Gold Fields nevertheless argues that even Harmony’s acquisition of a negative right to veto the IAMGold transaction is sufficient to constitute control, as they will have the ability to determine the destiny of the company by precluding it from one particular destiny.

80.	Harmony and Norilsk vigorously dispute this construction. In the first place they argue that the only agreement that exists between them is the irrevocable undertaking. Beyond that there are no further arrangements or understandings between the two firms. Although there were meetings between executives of the firms, and the respective merchant bankers had made presentations to them individually, the terms of the undertaking outlined above remain the sole memorial of their understanding and beyond this the parties have no pre-agreed commonality of interest. Thus they argue that the agreement to vote against the IAMGold resolution is no more than a moment in time agreement and is insufficient to ground a relationship of joint control.

81.	Shareholders frequently agree in advance on how they will vote on a particular resolution. This, on its own, is insufficient to suggest that they have acquired joint control — there must be something more lasting to an understanding to infer control than a mere agreement on how to vote on a particular resolution albeit one as far-reaching for Gold Fields future as the IAMGold one. Gold Fields alleges that the two shareholders voting jointly could appoint the majority of the board. This is correct as a matter of arithmetic but there is no evidence that they will have any common interest in the composition of the board or that they have reached some less formal understanding. We have no evidence about the extent of the relationship except the version given by Harmony and Norilsk.

82.	Norilsk also makes the point, which is not contested, that its attitude to the IAMGold deal had not been formed in conjunction with Harmony — it had intended to vote against it prior to the undertaking being entered into and irrespective of whether there had been a rival Harmony bid.

83.	At the hearing Gold Fields produced documents that were discovered by Harmony during the course of our proceedings that relate to presentations given by the merchant bankers mentioned in Harmony’s answering affidavit.[24] Mr Van der Nest read to us extracts from the merchant bankers’ presentation in an effort to suggest a scenario in which Norilsk and Harmony are ‘part of concert party arrangements’ in respect of Gold Fields.[25] However we have no context for these documents. Are these reflective of the wishes of the parties or the ambitions of the merchant bankers concerned?[26] As Gold Fields did not file any subsequent affidavits to suggest a context, and allow their opponents an opportunity to answer, we must accept the respondents’ version on the papers, which is that there is no further agreement or understanding beyond the undertaking.

84.	But this does not dispose of the joint control possibility. The undertaking is not as we have seen confined to an agreement on how to vote on the IAMGold resolution. Norilsk also agrees to sell its shares to Harmony as part of the subsequent offer and not to accept the early settlement. It is highly probable that without these latter undertakings it would have been too risky or too expensive for Harmony to make its bid.

85.	Nevertheless this still does not suggest a sufficient commonality of interest to suggest joint control. We know that Norilsk has negotiated for itself the right to resile from the undertaking to purchase the shares if a better offer is made or if there is a material adverse affect on the Harmony share price. This right undermines any notion of joint control as it suggests that Harmony would be vulnerable at any moment to its alleged partner, which, as Gold Fields has already discovered, is no mere cat’s paw, being bought off or shying away.[27]

86.	Control for purposes of the competition act is relevant to the controllers’ ability to affect the behaviour of the controlled firm in some firm. For instance section 12(2)(g) refers to the fact that one has the ability to materially influence the policy of the firm. This kind of evidence is entirely lacking in the applicants’ papers — there is no allegation of the

[24]	See pages 679-680.

[25]	See Transcript pages 59-60.

[26]	This is what Mr Unterhalter for Harmony suggests, although it has to be said it’s a statement made from the bar. The documents were only discovered after all the papers had been filed.

[27]	Although the other offer must exceed a certain threshold, we have no evidence that this escape clause is a sham and that it sets so high a threshold that no-one is likely to make a counter offer that exceeds it.

existence of further agreements or even the fact that they will have a common incentive to control jointly. Whilst Gold Fields is entitled to be incredulous that the discussions between Harmony and Norilsk would not have gone further than agreement on the undertaking, we must, in the absence of any other evidence, accept the respondents’ unequivocal version on this aspect.

87.	We find then that there is insufficient evidence that there is any arrangement or understanding between Norilsk and Harmony beyond the undertaking and that, on its own, the undertaking is insufficient to establish the existence of a joint controlling relationship.

CONCLUSION

88.	The applicant has in our view failed to make out a clear right for interdictory relief assuming it was competent. The application accordingly fails and there is no need for us to decide on any of the other issues raised such as joinder.

89.	It follows also that the subpoenas issued in respect of Mr Swanepoel and Mr Rozhetskin are withdrawn.

COSTS

90.	The applicant is to pay the first and second respondents party and party costs including the costs occasioned by the employment of attorney and two counsel.

91.	In respect of the interlocutory Rule 35(12) application, whose costs were reserved, the first respondent is to pay the costs of this application to the applicant, although, as the application was not complicated, these costs are to include only the costs of the attorney and one counsel.[28]

18 November 2004

N. Manoim Date	Date

Concurring: M. R. Madlanga

[28]	The reason for awarding the applicant the costs were that the documents were eventually produced and then, in a large part at the hearing, confidentiality was waived.

per D. Lewis

1.	I have read the above with which I fully concur. However, I wish to underline that this decision rests, in significant part, on the absence of evidence sufficient to support, for the purposes of interdictory relief, the applicant’s contention that the early settlement offer, on its own, amounts to either the assumption by Harmony of sole control of Gold Fields or the assumption of joint control by Harmony and Norilsk. The panel has decided, inter alia, that this conclusion is unaffected by the existence of the agreement between Harmony and Norilsk to vote their shares against the IAMGold transaction proposed by the Gold Fields board. Important though the IAMGold decision may be, the Harmony/Norilsk agreement to vote it down is nothing more than two shareholders exercising their right to participate in the governance of the company in whose ownership they will, pending acceptances pursuant to the early settlement offer, both participate. It would be intolerable were the Competition Act to require a change of control to be notified on every occasion that shareholders attempted to co-operate in efforts to impose their views on companies in which they have invested — it would be a charter for shareholder subjugation by management.

2.	However, a different finding on joint control may well have been justified had there been other agreements already concluded between Harmony and Norilsk. There has, in fact, been much speculation in the media regarding the existence of other agreements between Harmony and Norilsk, largely regarding the fate of Gold Fields’ non-South African assets and their possible combination with certain of Norilsk’s assets, notably its small interests in gold mining. These allegations have been repeated by Gold Fields in these hearings. However, the panel has found that the evidence presented to the hearing in support of these allegations is sparse and unpersuasive. Harmony and Norilsk, for their part, strenuously deny these allegations and insist that the agreement to cast their votes against the IAMGold decision is the only agreement between the parties regarding the strategic direction of Gold Fields.

3.	I have been content to accept Harmony and Norilsk’s undertakings in this regard. Norilsk’s longstanding opposition to the IAMGold transaction is a matter of public record — essentially I accept that Harmony and Norilsk have formed an opportunistic alliance underpinned by their desire, mutual albeit rooted in diverse objectives, to torpedo the IAMGold transaction. However, my willingness to accept Harmony and Norilsk’s undertakings in this regard is bolstered by the knowledge — and, I have no doubt, Harmony and Norilsk are accordingly advised by their legal advisers — of the serious consequences that would flow should they have perjured themselves before several regulatory bodies both in South Africa and the United States. Apart from the criminal sanction that this would invite, in terms of the Competition Act alone, they would also lay themselves open to a swingeing administrative penalty as well as the very real prospect of having to unwind a merger deceitfully implemented. The reputational consequences for both Harmony and Norilsk, would, of course, be incalculable.

4.	Previous decisions of the Tribunal have demonstrated sensitivity to the prospect of merging parties structuring transactions with the specific intent of evading regulatory oversight and, in this way, undermining the objectives and administration of the Act. This has underpinned — appropriately in my view — an expansive view of control, a perspective endorsed by the Competition Appeal Court. I believe that this decision has been approached from this perspective and am confident that it in no way represents a relaxation of the Tribunal’s commitment to ensure that the procedures of the Act are respected so as to enable effective regulation of merger activity. However, I am also of the view that this transaction has served to highlight a second danger and that is that the management of target companies may well seek to use the provisions of the Competition Act to chill hostile mergers, in effect to prevent their own shareholders from exercising the rights that attach to their share in the ownership of the company in question. Hostile mergers — red of tooth and claw though they may be — are an important part of the very competitive process that we are mandated to defend and to promote. I am, accordingly, confident that this decision does not fall prey to entreaties that may be designed to protect incumbent managers from the wishes of their owners.

18 November 2004

Date